Exhibit 99.1

News Release

July 24, 2020

Turquoise Hill Announces Results of Voting for Directors

MONTREAL, July 24, 2020—Turquoise Hill Resources Ltd (TSX:TRQ) (NYSE:TRQ) (“Turquoise Hill” or “the Company”) today announced the voting results from the election of the Company’s Board of Directors at its Annual Meeting of Shareholders.

All seven management nominees were re-elected. Each director elected will continue to hold office until the next annual meeting of shareholders of Turquoise Hill Resources, or until the director’s successor is elected or appointed.

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld

George Burns	1,402,667,266	82.29%	301,916,580	17.71%

Alan Chirgwin	1,342,033,910	78.77%	361,727,844	21.23%

R. Peter Gillin	1,298,479,616	76.23%	405,002,119	23.77%

Stephen Jones	1,348,213,046	79.13%	355,640,607	20.87%

Ulf Quellmann	1,413,194,158	82.88%	291,859,915	17.12%

Russel C. Robertson	1,152,688,690	67.68%	550,549,613	32.32%

Maryse Saint-Laurent	1,291,617,568	75.86%	411,083,499	24.14%

Turquoise Hill Independent Chairman, Peter Gillin, stated, “While we are pleased with the re-election of our qualified and experienced directors, we acknowledge that more work needs to be done. It is evident that we need to increase the robustness of our direct engagement with our minority shareholders, to solicit further feedback and propose any additional recommendations to the Board.”

The resolutions approving the appointment of KPMG LLP as the Company’s auditor, the consolidation of the Company’s issued and outstanding common shares, and the Company’s approach to executive compensation were also approved at the meeting. The shareholder proposal put forward to create a mechanism for the nomination of directors by certain minority shareholders was not approved. The election of Mr. Halbower to the Board of Directors was defeated with 605,827,958 votes “For”, representing 35.39% of the votes, and 1,106,000,750 votes “Withheld”, representing 64.61% of the votes.

Detailed results on all matters voted on at the annual meeting of shareholders will be filed on SEDAR.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	1

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	2